 Costa Mesa, CA 92626

Dear Board Members:

This will confirm that, on February 8, 2018, I resigned as Director of Clean Energy Technologies, Inc, a Nevada corporation (the “Corporation”), with immediate effect. I understand that my resignation was duly accepted by the Board of Directors.

This will also confirm that my resignation was not because of a disagreement with the Corporation on any matter relating to the Corporation’s operations, policies or practices.

Kind regards,

William Maloney

William Maloney